Filed by Change Technology Partners, Inc.
                     Subject Company - Change Technology Partners, Inc.
                     Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed Filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
                     SEC File No. : 000-13347



                              FOR IMMEDIATE RELEASE
                              ---------------------


                 CHANGE TECHNOLOGY PARTNERS, INC. AMENDS MERGER
                        AGREEMENT WITH NEUROLOGIX, INC.


GREENWICH, CT NOVEMBER 19, 2003 - Change Technology Partners (OTCBB: CTPI) announced that it entered into an amendment to the Agreement and Plan of Merger, dated as of August 13, 2003, by and among CTPI, CTP/N Merger Corp. and Neurologix Inc.

The amendment extends to February 15, 2004, the date on or after which either CTPI or Neurologix may terminate the merger agreement if the transactions contemplated in the merger agreement have not been consummated. In addition, the amount of the promissory note issued by Neurologix in favor of CTPI in connection with the merger agreement is increased from $750,000 to $1,100,000, and the due date is extended to June 30, 2004. The loan to Neurologix, as amended, will continue to accrue interest at a rate of 4% per year, be secured by all of the assets of Neurologix and be senior to all existing indebtedness of Neurologix.


ABOUT NEUROLOGIX, INC.

Neurologix, Inc. (www.neurologix.net) is a leader in the development of proprietary therapies for the treatment of disorders of the brain and the central nervous system.


ABOUT CHANGE TECHNOLOGY PARTNERS, INC.

Change Technology Partners, Inc. (OTCBB: CTPI) (WWW.CHANGE.COM) has no revenue-generating operations. The assets of CTPI are primarily cash and cash equivalents.

In connection with the merger and related transactions, CTPI has filed relevant materials with the Securities and Exchange Commission (the "SEC"), including a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), that contains a prospectus and proxy solicitation statement. These materials are subject to review by the SEC and may be amended. Because these documents contain important information, CTPI shareholders are urged to read them. They are available without


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charge at the SEC's website, www.sec.gov. In addition, CTPI shareholders will receive information at an appropriate time on how to obtain transaction-related documents without charge from CTPI.

CTPI and certain of its officers and directors may be deemed to be participants in CTPI's solicitation of proxies from the holders of their common stock in connection with the merger and related transactions. Investors may obtain information regarding the interests of the participants by reading the prospectus and proxy solicitation statement.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

This press release includes certain statements of CTPI that may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and which are made pursuant to the Private Securities Litigation Reform Act of 1995. These forward-looking statements and other information relating to CTPI are based upon the beliefs of management and assumptions made by and information currently available to CTPI. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, or performance, as well as underlying assumptions and statements that are other than statements of historical fact, including statements regarding CTPI's proposed merger with Neurologix, Inc. When used in this document, the words "expects," "anticipates," "estimates," "plans," "intends," "projects," "predicts," "believes," "may" or "should," and similar expressions and the negatives thereof, are intended to identify forward-looking statements. These statements reflect the current view of the CTPI's management with respect to future events. Many factors could cause the actual results, performance or achievements of CTPI to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the risk that the merger is not consummated, and the risks that, even if the merger is consummated, Neurologix may be unable to develop effective therapies for the treatment of disorders of the brain or central nervous system, or if developed may be unable to commercialize those developments, or may be unable to secure sufficient financing for its development and commercialization efforts.


CONTACT:
Change Technology Partners, Inc.
Michael Gleason 203-661-6942



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